Surf a Movie Solutions Inc.

19744 Beach Blvd., Ste 149, Huntington Beach, CA  92648-2988

February 10, 2009

Mr. Matthew Spitzer, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC  20549

Re:	Surf a Movie Solutions Inc.
Registration Statement on Form S-1 filed on December 29, 2008, and amended on January 26, 2009 and February 5, 2009
File No. 333-156480 (the “Registration Statement”)

Dear Mr. Spitzer:

Surf a Movie Solutions Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m., Thursday, February 12, 2009, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

Surf a Movie Solutions Inc.

/s/ Fadi Zeidan
Fadi Zeidan
President and Director